

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

February 12, 2010

<u>Via facsimile (212)</u> 310-8007 and US Mail
Mr. Philip Falcone
c/o John Blevin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153

> **RE: Skyterra Communications, Inc.**
> **Schedule 13E-3/A**
> **File No. 5-36742**
> **Filed February 5, 2010**
> **Amendment No. 2 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **File No. 000-13865**
> **Filed January 8, 2010**

Dear Mr. Falcone:

We have reviewed the above amendment filings and have the following comments.

<u>Schedule 13E-3/A</u>

1. We refer to Item 6 of Schedule 13e-3 and corresponding Item 1006 of Regulation M-A.  Please revise the disclosure provided by the Harbinger filing parties in light of comments issued by the staff dated February 12, 2010 with respect to such filing parties' confidential treatment application.  Please revise the disclosure to further clarify the plans of the Harbinger parties, including the possibility of an acquisition transaction involving Inmarsat.  Further, please clarify the effects of the going private transaction by indicating that Skyterra shareholders would be precluded from participating in the equity ownership of Inmarsat.  Alternatively, revise to clarify, if true, that Skyterra shareholders would not have an opportunity to participate in a possible combination of Skyterra and Inmarsat because Harbinger has decided that a proposed transaction, if ever pursued, would be done by Harbinger alone.  Finally, please also disclose Harbinger's plans with respect to the outstanding MCSA in the event the merger agreement receives shareholder approval and in the event shareholder approval is not obtained.

Closing Comments

       As appropriate, please amend your filings in response to these comments.  You may wish to provide us with marked copies of the amended filings to expedite our review.  Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please direct any questions to me at (202) 551-3757.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

                  Sincerely,

                  /s/ M. Campbell Duru
                  Mellissa Campbell Duru
                  Special Counsel
                  Office of Mergers & Acquisitions